AH 3/17/2004

VX 3/18/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number. 3235-0123
Expires October 31, 2004
Estimated average burden hours per response . . . 12.00

[redacted]

04016088

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HUDSON ALLEN & CO., [redacted]

OFFICIAL USE ONLY
36095
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2004 WASH. D.C. 181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Kitchawan Road
(No. and Street)

South Salem (City) NY (State) 10590 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lucas Tanner (212) 957-7760
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP
(Name – if individual, state last, first, middle name)

7 Penn Plaza Suite 830 (Address) New York (City) NY 10001 (State)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OF AFFIRMATION

I, Lucas Tanner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUDSON ALLEN & CO., INCORPORATED, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State Of New York
SS
County Of New York
Sworn To Before Me

1/27/04

Notary Public

ALAN SCHNUER 01SC4991026
NOTARY PUBLIC STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES JAN 21 2006

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSON ALLEN & CO.,INCORPORATED
(An S Corporation)

ANNUAL AUDITED REPORT
FORM X-17-A-5 - PART III

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2003

HUDSON ALLEN & CO., INCORPORATED
(An S Corporation)
DECEMBER 31, 2003

CONTENTS

B&P

INDEPENDENT AUDITORS' REPORT

BERNSTEIN & PINCHUK LLP
Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
www.bpaccountants.com

To the Stockholder
Hudson Allen & Co., Incorporated

We have audited the accompanying statement of financial condition of Hudson Allen & Co., Incorporated (an S Corporation) (The "Company") at December 31, 2003 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Allen & Co., Incorporated as of December 31, 2003 and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernstein & Pinchuk LLP

New York, New York
February 20, 2004

HUDSON ALLEN & CO.,INCORPORATED
(An S Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current assets	
Cash	$ 12,427
	$ 12,427

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 2,600
Stockholder's Equity	
Common Stock - no par value	
Authorized - 100 shares	
Issued and outstanding - 15 shares	28,176
Accumulated Deficit	(18,349)
Total stockholder's equity	9,827
	$ 12,427

See notes to financial statements.

HUDSON ALLEN & CO.,INCORPORATED
(An S Corporation)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	
Investment banking fees	$ 6,675
	6,675
Expenses	
Professional fees	2,500
Utilities	821
Insurance	1,868
Other operating expenses	8
	5,197
Income (loss) before income taxes	1,478
Income tax expense	100
Net Income	$ 1,378

See notes to financial statements.

HUDSON ALLEN & CO.,INCORPORATED
(An S Corporation)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities	
Net income	$ 1,378
Adjustments to reconcile net income to net cash provided by operating activities:	
Increased in cash flows as a result of changes in asset and liability account balances:	
Accounts payable and accrued expenses	650
Net cash provided (used) by operating activities	2,028
Cash flows from financing activities:	
Stockholder's capital contribution	1,950
Net increase in cash and equivalents	3,978
Cash and equivalents, begining of year	8,449
Cash and equivalents, end of year	$ 12,427

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income Tax	$ 100
Interest	$ -

See notes to financial statements.

HUDSON ALLEN & CO.,INCORPORATED
(An S Corporation)

CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock No Par Value	Accumulated Deficit	Total
Balance - January 1, 2003	$ 26,226	$ (19,727)	$ 6,499
Stockholder's capital contribution	1,950	-	1,950
Net income	-	1,378	1,378
Balance - December 31, 2003	$ 28,176	$ (18,349)	$ 9,827

See notes to financial statements.

HUDSON ALLEN & CO.,INCORPORATED
(An S Corporation)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

1. Organization

Hudson Allen & Co. Incorporated (the "Company") was incorporated on January 10, 1994 under the name Argo Capital Strategy, Inc. under the laws of the State of New York. On August 24, 1994, the Company elected to have its name changed to Tanner Owen & Co., Inc. On April 4, 1996, the Company changed its name to Tanner Unman Securities, Incorporated and again changed its name to Hudson Allen & Co. Incorporated in 1999. The Company is primarily engaged in business as a securities broker and dealer and investment advisor.

2. Income Taxes

The Company's stockholders have elected to be taxes as an S corporation in accordance with Section 1362(a) of the Internal Revenue Code commencing January 1, 1995. The Company has also elected similar status under the laws of the State of New York. In accordance with these elections, the Company is not generally required to pay Federal and State income taxes as an entity but, rather, the Company's stockholders are required to report their respective share of the Company's income or losses on their individual income tax return. Therefore, no current Federal and minimum state corporate income taxes have been provided for in the accompanying financial statements. If the Company had not made these elections, Federal and State income taxes would be required.

3. Net Capital Requirements

The Company is a registered broker-dealer and member of the National Association of Securities Dealers ("NASD") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $9,827 which was in excess of its required net capital of $5,000. The Company's net capital ratio was .26 to 1.

HUDSON ALLEN & CO.,INCORPORATED
(An S Corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITITES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

NET CAPITAL	
Total Stockholder's equity	$ 9,827
Deduction and/or changes in non-allowable assets	-
Net Capital before haircuts on security positions	9,827
Haircuts on security positions	-
NET CAPITAL	$ 9,827

HUDSON ALLEN & CO.,INCORPORATED
(An S Corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Aggregate Indebtedness

Items included in the statement of financial condition		
Accounts payable and accrued expenses	$	2,600

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on aggregate indebtedness	$	173
Minimum dollar net capital requirement	$	5,000
Minimum net capital requirement	$	5,000
Excess net capital	$	4,827
Excess net capital at 1500%	$	9,654
Excess net capital at 1000%	$	9,567

Ratio of Aggregate indebtedness to net capital .26 to 1

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of
December 31, 2003)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$	9,927
Aggregate indebtedness excluded from FOCUS report		(100)
Net capital per page 7	$	9,827

B&P

BERNSTEIN & PINCHUK LLP
Certified Public Accountants
Seven Penn Plaza
New York, NY 10001
Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
www.bpaccountants.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder
Hudson Allen & Co., Incorporated

In the planning and performing of our audit of the financial statements of Hudson Allen & Co., Incorporated for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

B&P

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5 (Continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Berstein & Pinchuk LLP

New York, New York
February 20, 2004